FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 9 June 2005 – 13 June 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom’s 3G Mobile Broadband coming to a town near you before Christmas

10 June 2005

Media Release

Telecom’s 3G Mobile Broadband coming to a town near you before Christmas

Telecom is to expand its super fast 3G Mobile Broadband network to New Zealand’s main towns and cities.

“Mobile Broadband will fundamentally change the way New Zealanders in the main cities and towns use mobile technology and make it practical to work away from the office at speeds that enhance rather than inhibit efficiency,” said Kevin Kenrick, General Manager of Telecom Mobile.

“Mobile Broadband allows you to connect remotely to your email and the Internet as fast as a fixed line Broadband connection. It makes remote working really work.

“If the response in the provinces and towns is anything like we’ve had from the main centres we will see strong uptake from New Zealanders enjoying the benefits of Mobile Broadband by Christmas 2005.”

As part of its latest 3G development, Telecom will also expand existing coverage in Auckland, Wellington and Christchurch.

“In many cases this will effectively double the coverage in the main centres while at the same time supporting our nationwide rollout to main towns and cities.”

Telecom’s Mobile Broadband network is the fastest mobile data network in New Zealand. While data speeds can obviously vary, Mobile Broadband is up to 15 times faster than Telecom’s existing nationwide 027 network and up to six times faster than UMTS based services expected to be offered by Telecom’s competitors later this year.

Mobile Broadband enables Telecom customers who are away from their offices to send and receive email, download business information, organise appointments and access the internet via laptops and handheld devices at unprecedented high speeds.

Telecom’s mobile broadband will be available by Christmas in towns and cities including Bay of Islands, Whangarei, Hamilton, Tauranga, Whakatane, Rotorua, Tokoroa, Gisborne, Napier, Hastings, Ohakune, National Park, Turangi, New Plymouth, Stratford, Hawera, Wanganui,

Palmerston North, Masterton, Martinborough, Carterton, Greytown, Levin, Waikanae, Paraparaumu, Porirua, Upper Hutt, Lower Hutt, Picton, Nelson, Blenheim, Kaikoura, Rangiora, Westport, Greymouth, Ashburton, Timaru, Oamaru, Dunedin, Balclutha, Gore, Feilding, Invercargill, Auckland, Wellington, Christchurch, Queenstown, Wanaka, Taupo, Coromandel plus smaller places nearby like Huntly, Te Puke, Te Rapa, Thames, Ngongotaha, Helensville, Orewa.

“After Christmas we will continue to expand and enhance our coverage in these towns and cities to meet growing customer demands as more New Zealanders choose to mobilise their way of life.

“This will ensure New Zealanders continue to be right at the forefront of the global innovations in mobile communications.”

Mr Kenrick said the extension of Telecom’s Mobile Broadband would be funded within the existing capital expenditure allocated for Mobile in 2005-2006.

Since last November Telecom has introduced 5 new mobile services as part of its Next Generation of Mobile Services which can be accessed on Telecom’s 027 network. These include mobile broadband, video messaging, Push2Talk, video clips (featuring rugby, news, sports, music and movie trailers) and Song ID.

Telecom’s Mobile Broadband is being delivered in partnership with Lucent Technologies. Lucent provide design, software and management for Telecom’s 027 network.

Lucent New Zealand General Manager Jonathan van Smit said this extension of Mobile Broadband coverage was another example of Lucent and Telecom working together to bring New Zealanders world-class mobile services.

For more information, please contact:

PHIL LOVE

Senior Corporate Affairs Executive

04 498 9155 or 027 244 8496

Phil.love@telecom.co.nz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Cox
Linda Cox
Company Secretary

Dated:	13 June 2005